U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

                          Modern Computer Systems, Inc.
         ---------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


                 Florida                                     65-0793107
-------------------------------------                --------------------------
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                             Identification No.)

222 Lakeview Avenue, Suite 160-134
West Palm Beach, Florida                                     33401
-------------------------------------                --------------------
(Address of principal executive offices)                   (Zip Code)

Issuer's telephone number: (561) 832-5705

Securities to be registered under Section 12(b) of the Act:

Title of each class                            Name of each exchange on which
 to be so registered                            each class to be registered

            None
-----------------------                        ------------------------------

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.0001 par value
                   ------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                              Donald F. Mintmire, Esq.
                              Mintmire & Associates
                              265 Sunrise Avenue, Suite 204
                              Palm Beach, FL 33480
                              Tel: (561) 832-5696
                              Fax: (561) 659-5371






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                                TABLE OF CONTENTS
PART I

Item 1      Description of Business.

Item 2      Management's Discussion and Analysis or Plan of Operation.

Item 3      Description of Property.

Item 4      Security Ownership of Certain Beneficial Owners and Management.

Item 5      Directors, Executive Officers, Promoters and Control Persons.
            Family Relationships
            Business Experience
            Compliance with Section 16(a) of the Securities Exchange Act of 1934

Item 6      Executive Compensation.
            Compensation of Directors

Item 7      Certain Relationships and Related Transactions.

Item 8      Description of Securities.
            Preferred Stock

PART II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Item 2      Legal Proceedings.

Item 3      Changes In and Disagreements With Accountants.

Item 4      Recent Sales of Unregistered Securities.

Item 5      Indemnification of Directors and Officers.

PART F/S    Financial Statements.

PART III

Item 1      Index to Exhibits.
Item 2      Description of Exhibits.


PART I



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Item 1.  Description of Business

(a) Development

           Modern Computer Systems, Inc. (the "Company" or "MODS") was organized as a Florida corporation on August 15, 1997. The initial business plan for the Company was to develop applications of computer software that will manage the small office. See Part I, Item 1. "Description of the Business - (b) Business of Issuer." The United States Company's executive offices are presently located at 222 Lakeview Avenue, Suite 410, West Palm Beach, Florida 33401 and its telephone number is (561) 832-5705. The Company also maintains an office at 1255 University , Suite 410, Montreal, Quebec H3B 3B6 and its telephone number is
(514) 878-1000.

           The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on the Company's current status and financial condition. The Company will continue to voluntarily file periodic reports in the Event its obligation to file such reports is not required under the Securities and Exchange Act of 1934 (the "Exchange Act").

           In October 1997, the Company issued 9,000,000 founders shares of common stock, $.0001 par value per share (the "Common") to its sole executive officer in exchange for services related to the formation of the Company. The Company relied upon an exemption under Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. Such reliance was based upon the fact that
(i) the issuance of the shares did not involve a public offering and (ii) the sole executive officer is an accredited investor and had full access to the information regarding the Company necessary to make an informed investment decision by virtue of his position as an officer and director of the Company. The offering was made to a Florida resident in the State of Florida. (See Part I, Item 6. "Executive Compensation)

           From October 1997 through February 1998, the Company sold 1,200,000 shares of Common Stock for cash in the amount of $12,000 to twenty-nine(29) investors: fourteen(14) Georgia residents, four(4) Florida residents and four(4) foreign investors, pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D promulgated thereunder ("Rule 504")and Section 10-5-9(13) of the Georgia Code and Section 517.061(11) of the Florida Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In December 1997, the Company entered into a share exchange agreement with M. Investments, Inc.'s ("MII") shareholders . The terms of the share exchange agreement by the Company required that 9,000,000 shares of the Company be issued to the shareholders of MII, in exchange for 100% of the issued and outstanding shares MII stock. In addition, on December 1997, at the closing of the above acquisition with MII, the Company by agreement canceled 9,000,000 shares of common stock formerly issued to the Company's sole executive officer. See Part II, Item 4. "Recent Sales of Unregistered Securities." See Part IV.
Item 1. "Index to Exhibits, Material Agreements."; Part I, Item 7. "Certain Relationships and Related Transactions" and Part II, Item 4.
"Recent Sales of Unregistered Securities."

           In July 1998, the Company sold 2,800,000 shares of Common Stock for cash in the amount of $56,000 to seven(7) foreign investors, pursuant to Section 3(b) of the Securities Act of 1933, as

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amended (the "Act"), and Rule 504 of Regulation D promulgated  thereunder ("Rule
504"). See Part I, Item 7. "Certain Relationships and Related Transactions"; and
Part II, Item 4. "Recent Sales of Unregistered Securities."

           In August 1998, the Company entered into a Share Exchange Agreement to acquire all of the issued and outstanding common stock of Interactive Cyber Television Inc. (hereinafter "ICTV"). The Company issued 8,300,000 shares of its common stock to nine(9) foreign investors to acquire ICTV. Simultaneously with the acquisition of ICTV the Company transferred all MII shares acquired in its MII Share Exchange Agreement back to MII's shareholders in exchange for the Company's 9,000,000 shares of Common Stock which the Company exchanged with MII as consideration for all of MII's issued and outstanding shares. The Company returned these 9,000,000 shares of Common Stock to its Treasury. The Company rescinded the ICTV acquisition and Share Exchange Agreement ab initio after determining that the Company would not be able to generate sufficient resources to be able to sustain product development and leverage of the acquisition.

           The ICTV acquisition was undertaken by the Company to acquire the unique computer based software and technology developed by ICTV. At the time of the acquisition the Company believed that it would be able to retain the clear ownership to ICTV's technology, technological talents and manpower. The Company believed that the acquisition of ICTV would have provided the Company with an operational and marketing position which would be far superior to any other United States company looking to enter into the specific technological area ICTV occupied. However, during the course of the Company's audit, it was discovered that clear title to the technology which ICTV possessed could not be established and that the exclusivity to the specific technology that the Company believed it would acquire was not as strong as it had expected. In addition, financing was unavailable to sustain product development. After an independent business valuation was able to confirm the Company's concerns, the Board voted to void the transaction ab initio and to rescind issuances of Common Stock made under the acquisition.

           There are no preliminary agreements or understandings between the Company and its officers and directors or affiliates or lending institutions with respect to any loan agreements or arrangements.

           The Company intends to offer additional securities under Rule 506 of Regulation D under the Act ("Rule 506) to fund its short and medium term expansion plans. (See Part I, Item 1. Description of Business - (b) Business of Issuer.").

           See (b) "Business of Issuer" immediately below for a description of the Company's proposed business.

(b)        Business of Issuer.

General

           The Company remains committed to the development of computer software solutions that will assist company owners in the management of their various business enterprises. The Company believes that it will achieve its objectives by concentrating on delivering business-to-business

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software  solutions.  A company's survival is dependent upon whether it makes or loses money which in turn is based on its ability to control its underlying fixed and variable costs. Technology has played a key role in the global economic expansion due to its ability to greatly increase productivity to a much greater extent than the costs directly associated thereto. The Company believes that there remains substantial additional gains in profitability that can be achieved through the added application of modern computer software technology solutions. This widely held belief has been and caused the creation and success of the Internet. The Company believes the next area wherein business may gain added efficiencies and additional profitability is in the application of modern computer software solutions in the business-to-business supply chain.

           A leading market research company, has estimated that U.S.-based Internet commerce between companies will grow from $109 billion in 1999 to $1.3 trillion in 2003. It is also widely believed that by 2003 the market for business-to-business transactions will be more than ten times larger than the related business-to-consumer transactions market.

           Initial efforts by businesses to reduce transaction costs and increase commerce efficiency focused on automating supply chains, particularly for the purchase and sale of raw materials, unfinished items and other direct goods. Most large companies have historically relied upon enterprise resource planning ("ERP") and supply chain automation systems to increase the efficiency of their internal procurement processes for direct goods. These systems are based on complex client- server architectures that are designed to be used by a relatively small number of sophisticated users. In addition, since ERP solutions do not typically tie the corporation with its suppliers or customers, they do not address any transaction costs or inefficiencies that are external to the organization.

         A variety of point-to-point solutions have been developed to address procurement cycle inefficiencies across both buyers and suppliers. The most successful of these has been to integrate electronic data interchange ("EDI") into existing ERP systems. EDI has gained wide acceptance in automating the sale and procurement of selected direct goods, principally in environments characterized by high dollar-volume transactions with a few suppliers. However, because EDI relies on the execution of certain pre-defined transactions, it typically is not well suited for situations involving many buyers and suppliers, a wide variety of goods and services, or numerous low dollar- volume transactions. Moreover, EDI does not support real-time interactions between trading partners, making it difficult for buyers to obtain up to date supplier information about price, availability and order status. Finally, the expense and complexity associated with licensing, implementing and managing both ERP and EDI solutions makes them unsuitable for all but the largest organizations.

Modern Computer's Objective

           The Company believes that a market opportunity presently exists to provide a MODERN COMPUTER software solution to the business-to-business community. This solution, the Company believes, should be compatible with the exploding use of the Internet, able to function in conjunction with already existing assets presently operating within the business' information management environment, be able to function within and between separate industry environments, be easy-to- use and be a technology solution that will grow as a business grows and thereby remain the familiar technological solution to those already proficient in its application.

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           The  Company  is  presently  in the  development  stage of design and testing of its MODERN COMPUTER software solution which it believes meets the above specifications. It is the Company's objective to be able to deliver its MODERN COMPUTER software solution to the market within the next six(6) to eight(8) months.

Sales and Marketing

           Sales and Distribution

           After development of our MODERN COMPUTER software systems the Company will put into place a variety of marketing programs to increase awareness of it software solutions. Our marketing strategy will contain a blend of print media advertising, outbound e-mail and snail mail, telemarketing, billboard banner campaigns, trade shows and direct mail campaigns. The Company will also research leading computer software industry events, associations activities as well as partnering where mutually beneficial with other service companies.

           It is also anticipated that the Company will develop a WEB SITE where interested parties may directly contact the company and discuss needed areas of software solutions not presently being satisfied in the marketplace. This WEB SITE will be where the Company believes many of its leads will be generated and will be a central focus of sales and marketing efforts.


INTELLECTUAL PROPERTY RIGHTS

         Our future success depends in part on our proprietary rights and technology. We rely on a combination of patent, copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. In addition, we have filed and intend to file additional patent applications on our other proprietary technology. It may be possible for unauthorized third parties to copy certain portions of our products or reverse engineer or obtain and use information that we regard as proprietary. Certain end user license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of some foreign countries. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Some of our agreements with our customers and development partners contain residual clauses regarding confidentiality and the rights of third parties to obtain the source code for our products. These provisions may limit our ability to protect our intellectual property rights in the future. We cannot assure you that our means of protecting our proprietary rights will be adequate or that competing companies will not independently develop similar technology. If any of these events happen, our business, operating results and financial condition could be harmed.

         From time to time we may encounter disputes over rights and obligations concerning intellectual property. Although we believe that our intellectual property rights are sufficient to allow us to market our existing products without incurring liability to third parties, we cannot assure you that we will prevail in all such disputes. Failure to prevail in one or more such disputes could impair our right to market our products which, in turn, could harm our business, results of operations and

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financial condition. We cannot assure you that our products do not infringe upon
issued   patents  that  may  relate  to  our  products  or  to  the  market  for
Internet-based business-to-business e-commerce applications in general. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, we may not be aware of applications that have been filed which relate to our products. We have agreed, and may agree in the future, to indemnify certain of our customers against claims that its products infringe upon the intellectual property rights of others. We could
incur   substantial  costs  in  defending  ourself  and  our  customers  against infringement claims. In the event of a claim of infringement, our customers and us may be required to obtain one or more licenses from third parties. We cannot assure you that such licenses could be obtained from third parties at a reasonable cost or at all. Defense of any lawsuit or failure to obtain any such required license could harm our business, operating results and financial condition.

         We will license certain products integral to our products and services from third parties, including products which are integrated with internally developed products and used with our products to provide key content and services. We cannot assure you that these third party product licenses will continue to be available to us on commercially reasonable terms or that we will be able to successfully integrate such third party products into our solutions. Such product licenses may expose us to increased risks, including risks associated with the assimilation of new products, the diversion of resources from the development of our products, the inability to generate revenues from new products sufficient to offset associated acquisition costs and the maintenance of uniform, appealing products. The inability to obtain any of these licenses could result in delays in site development or services until equivalent products can be identified, licensed and integrated. Any such delays in site development or services could harm our business, operating results and financial condition.

Employees

Risk Factors

Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

WE HAVE A LIMITED OPERATING HISTORY, WE HAVE A HISTORY OF LOSSES AND WE EXPECT FUTURE LOSSES.

         We have never been profitable, we expect to incur net losses for the foreseeable future and we may never be profitable. We incurred net losses of $71,200 and $52,300 for the years ended July 31, 1999 and 1998, respectively. As of July 31,1999, we had an accumulated deficit of $123,500.

         In addition, we have a limited operating history that makes it difficult to forecast our future operating results. We expect to substantially increase our sales and marketing, product development and general and administrative expenses. As a result, we will need to generate significant additional revenues to achieve and maintain profitability in the future. Although our

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revenues  have grown in recent  quarters,  we cannot be certain that such growth will continue or that we will achieve sufficient revenues for profitability. If we do achieve profitability in any period, we cannot be certain that we will sustain or increase such profitability on a quarterly or annual basis.


BECAUSE OUR INDUSTRY IS HIGHLY COMPETITIVE AND HAS LOW BARRIERS TO ENTRY, WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO EFFECTIVELY COMPETE.

         The market for, business-to-business electronic commerce solutions is extremely competitive. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. We cannot assure you that we will be able to compete successfully against current or future competitors, or that competitive pressures we face will not harm our business, operating results or financial condition.

         Because there are relatively low barriers to entry in the electronic commerce market, competition from other established and emerging companies may develop in the future. In addition, our customers and partners may become competitors in the future. Certain of our competitors may be able to negotiate alliances with strategic partners on more favorable terms than we are able to negotiate. Many of our competitors may also have well-established relationships with our existing and prospective customers. Increased competition is likely to result in price reductions, lower average sales prices, reduced margins, longer sales cycles and decrease or loss of our market share, any of which could harm our business, operating results or financial condition. In addition, certain of our competitors have announced plans to jointly offer business-to-business electronic commerce solutions to potential customers. These joint efforts could intensify the competitive pressure in our market.

         Many of our competitors have, and new potential competitors may have, more experience developing Internet-based software and end-to-end purchasing solutions, larger technical staffs, larger customer bases, more established distribution channels, greater brand recognition and greater financial, marketing and other resources than we have. In addition, competitors may be able to develop products and services that are superior to our products and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing and future products and services. We cannot assure you that the business-to-business electronic commerce solutions offered by our competitors now or in the future will not be perceived by buyers and suppliers as superior to ours.

ACQUISITIONS MAY ADVERSELY AFFECT OUR BUSINESS

         As part of our business strategy we expect to make acquisitions of businesses that offer complementary products, services and technologies. Our acquisitions are and will be accompanied by the risks commonly encountered in acquisitions of businesses. Such risks include, among other things, the possibility that we pay much more than the acquired business is worth, the difficulty of integrating the operations and personnel of the acquired business into ours, the potential product liability associated with the sale of the acquired business's products, the potential disruption of our ongoing business, the distraction of management from our business, the inability of management

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to  maximize  our  financial  and  strategic  position,  and the  impairment  of relationships with employees and customers. We have limited experience acquiring businesses, and we cannot assure you that we will identify appropriate targets, will acquire such businesses on favorable terms, or will be able to integrate such organizations into our business successfully. Further, the financial consequences of our acquisitions and investments may include potentially dilutive issuances of equity securities, one- time write-offs, amortization expenses related to goodwill and other intangible assets and the incurrence of contigent liabilities. These risks could have a material adverse effect on our business, financial condition and results of operations.

OUR LENGTHY SALES AND IMPLEMENTATION CYCLE COULD CAUSE DELAYS IN
REVENUE GROWTH.

         The period between our initial contact with a potential customer and the purchase of our products and services may be long and may have delays associated with the lengthy budgeting and approval process of our customers. Historically, a typical sales cycle will take approximately three to six months and the implementation cycle at customer sites may take an additional six to twelve months. These lengthy cycles will have a negative impact on the timing of our revenues, especially our realization of any transaction fee based revenues.

         We believe that a customer's decision to purchase our products and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding the use and benefit of our products and services, which can require significant time and resources. Many of our potential customers are large enterprises that generally take longer to make significant business decisions. In addition, our solutions include enterprise applications that take significant time to deploy successfully across an organization.

FAILURE TO MANAGE OUR GROWTH COULD STRAIN OUR MANAGEMENT AND
OTHER RESOURCES.

         Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. Future expansion efforts could be expensive and put a strain on our management and resources. We have increased, and plan to continue to increase, the scope of our operations. In addition, we expect to hire a significant number of new employees in the near future. To manage future growth effectively, we must maintain and enhance our financial and accounting systems and controls, integrate new personnel and manage expanded operations. We can not assure you that we will be able to do this effectively.


WE MAY NOT BE ABLE TO HIRE AND RETAIN SUFFICIENT SALES, MARKETING AND TECHNICAL PERSONNEL THAT WE NEED TO SUCCEED BECAUSE THESE PERSONNEL ARE LIMITED IN NUMBER AND IN HIGH DEMAND.

         If we fail to hire and retain sufficient numbers of sales, marketing and technical personnel, our business, operating results and financial condition would be harmed. Competition for qualified sales,

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marketing and technical  personnel is intense as these  personnel are in limited supply, and we might not be able to hire and retain sufficient numbers of such personnel to grow our business. We need to substantially expand our sales operations and marketing efforts, both domestically and internationally, in order to increase market awareness and sales of our MODERN COMPUTER software solutions and the related services we offer. We will also need to significantly increase our technical staff to support the growth of our business and our increasing commitments to other parties. In addition, our competitors have in the past attempted to hire our employees away from us. We expect that they will continue to attempt to do so in the future.

IF  OUR   ELECTRONIC   COMMERCE   PRODUCTS  DO  NOT  CONTAIN  THE  FEATURES  AND
FUNCTIONALITY OUR CUSTOMERS WANT, OUR CUSTOMERS WILL NOT BUY THEM.

         Our success depends upon our ability to accurately determine the features and functionality required by customers and to design and implement business-to-business electronic commerce products that meet these requirements in a timely and efficient manner. If we fail to accurately determine customer feature and functionality requirements, enhance our existing products and develop new products, our current and potential future customers will not buy them. To date, our products have been based on our internal efforts and on feedback from a limited number of customers and potential customers. We cannot assure you that we have determined or will successfully determine customer requirements or that the features and functionality of our future products and services will adequately satisfy current or future customer demands.

OUR FUTURE REVENUES DEPEND UPON POTENTIAL CUSTOMERS INTEGRATING OUR FUTURE SOLUTIONS INTO THEIR BUSINESSES.

         Our success depends upon the acceptance and successful integration by customers and their suppliers of our MODERN COMPUTER software solutions. Our potential customers and their related suppliers often rely on third-party systems integrators such as Andersen Consulting, CSC, PricewaterhouseCoopers and Cambridge Technology Partners and others to develop, deploy and manage their Internet-based, business-to-business electronic commerce platforms and solutions. If a large number of systems integrators fail to adopt and support our solution, if any of our customers or suppliers are not able to successfully integrate our solution or if we are unable to adequately train our existing systems integration partners, our business, operating results and financial condition could suffer.

OUR MARKET MAY UNDERGO RAPID TECHNOLOGICAL CHANGE AND THIS CHANGE MAY MAKE OUR FUTURE PRODUCTS AND SERVICES OBSOLETE OR CAUSE US TO INCUR SUBSTANTIAL COSTS TO ADAPT TO THESE CHANGES.

         If the market for our products and services fails to develop and grow or we fail to gain acceptance in this market such failure would harm our business, operating results and financial condition. Our market is characterized by rapidly changing technology, evolving industry standards and frequent new product announcements. To be successful, we must adapt to our rapidly changing market by continually improving the performance, features and reliability of our products and services or else our products and services may become obsolete. We also could incur substantial costs to modify our products, services or infrastructure in order to adapt to these changes. Our

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business,  operating results and financial condition could be harmed if we incur significant costs without adequate results, or find ourselves unable to adapt rapidly to these changes.


SECURITY RISKS OF ELECTRONIC COMMERCE MAY DETER FUTURE USE OF OUR PRODUCTS AND SERVICES.

         A fundamental requirement to conduct Internet-based, business-to-business electronic commerce is the secure transmission of confidential information over public networks. Failure to prevent security breaches, or well publicized security breaches affecting the Internet in general, could significantly harm our business, operating results and financial condition. We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not result in a compromise or breach of the algorithms we use to protect content and transactions on the Company's software solutions or proprietary information in our databases. Anyone who is able to circumvent our security measures could misappropriate proprietary, confidential customer information or cause interruptions in our operations. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, a well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information.

IF OUR POTENTIAL CUSTOMERS ARE NOT WILLING TO SWITCH TO OR ADOPT OUR ELECTRONIC COMMERCE SOLUTION, OUR GROWTH AND REVENUES WILL BE LIMITED.

         The failure to generate a large customer base would harm our growth and revenues. This failure could occur for several reasons. Some of our business-to-business electronic commerce competitors charge their customers large fees upon the execution of customer agreements. Businesses that have made substantial up-front payments to our competitors for electronic commerce solutions may be reluctant to replace their current solution and adopt our solution. As a result, our efforts to create a larger customer base may be more difficult than expected even if we are deemed to offer products and services superior to those of our competitors. Further, because the business-to-business electronic commerce market is new and underdeveloped, potential customers in this market may be confused or uncertain about the relative merits of each electronic commerce solution or which electronic commerce solution to adopt, if any. Confusion and uncertainty in the marketplace may inhibit customers from adopting our solution, which could harm our business, operating results and financial condition.

OUR EXECUTIVE OFFICERS AND CERTAIN KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS AND THESE OFFICERS AND KEY PERSONNEL MAY NOT REMAIN WITH US IN THE FUTURE.

         Our future success depends upon the continued service of our executive officers and other key personnel, and none of our executive officers or key employees are bound by an employment agreement for any specific term. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business, operating results and financial condition would be seriously harmed.

OUR PRODUCTS DEPEND UPON THE CONTINUED AVAILABILITY OF LICENSED
TECHNOLOGY FROM THIRD PARTIES.

         We license and will continue to license certain technology integral to our products and services from third parties. Our inability to acquire any third-party product licenses, or integrate the related third-party products into our products, could result in delays in product development until equivalent products can be identified, licensed and integrated. We also expect to require new licenses in the future as our business grows and technology evolves. We cannot assure you that these licenses will continue to be available to us on commercially reasonable terms, if at all.

ADDITIONAL GOVERNMENT REGULATIONS MAY INCREASE OUR COSTS OF DOING BUSINESS.

         The laws governing Internet transactions remain largely unsettled. The adoption or modification of laws or regulations relating to the Internet could harm our business, operating results and financial condition by increasing our costs and administrative burdens. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, consumer protection and taxation apply to the Internet.

         Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. We must comply with new regulations in both Europe and the United States, as well as any other regulations adopted by other countries where we may do business. The growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, as well as new laws governing the taxation of Internet commerce. Compliance with any newly adopted laws may prove difficult for us and may harm our business, operating results and financial condition.

WE EXPECT OUR OPERATIONS TO CONTINUE TO PRODUCE A NEGATIVE CASH FLOW; CONSEQUENTLY, IF WE CANNOT RAISE ADDITIONAL CAPITAL, WE MAY NOT BE ABLE TO FUND OUR CONTINUED OPERATIONS.

         Since our inception, cash used in our operations has substantially exceeded cash received from our operations, and we expect this trend to continue for at least in the next two years. We currently anticipate that our available cash resources will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next twelve months. The estimate of the time period in which our cash resources will be sufficient to meet our working capital and capital expenditure needs is a forward-looking statement that involves risks and uncertainties. The actual time period may differ materially from that indicated in the forward-looking statement as a result of a number of factors so that we cannot assure you that such resources will be sufficient for anticipated or unanticipated working capital and capital expenditure requirements for this period. Factors that may vary significantly affect whether our cash resources are sufficient to meet our needs for the period indicated include our expectation that we will continue to incur net losses and our continuing incurrence of substantial negative cash flow. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or services, fund our continued operations, or otherwise respond to unanticipated competitive pressures. We cannot assure you that any additional financing we may need will be available on terms favorable to us, if at all.

CONTROL BY PRESENT SHAREHOLDERS.

 The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Managers.")


POTENTIAL ANTI-TAKEOVER AND OTHER EFFECTS OF ISSUANCE OF PREFERRED STOCK MAY BE DETRIMENTAL TO COMMON SHAREHOLDERS.

The Company is authorized to issue up to 10,000,000 shares of preferred stock. $.0001 par value per share (hereinafter referred to as the "Preferred Stock"); none of which shares has been issued. The issuance of Preferred Stock does not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, has the power to issue shares of Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company.

NO SECONDARY TRADING EXEMPTION.

In the event a market develops in the Company's shares, of which there can be no assurance, secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value.

POSSIBLE ADVERSE EFFECT OF PENNY STOCK REGULATIONS ON LIQUIDITY OF COMMON STOCK IN ANY SECONDARY MARKET.

In the event a market develops in the Company's shares, of which there can be no assurance, then if a secondary trading market develops in the shares of Common Stock of the Company, of which there can be no assurance, the Common Stock is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker- dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

Competitive Environment

           The market for the Company's products and services is characterized by rapidly changing technology, evolving industry standards and frequent introduction of new products and services. The Company's success will partially depend upon its ability to enhance its existing products and services and to introduce new competitive products and services with features that meet changing consumer requirements. In addition, there can be no assurance that services or technologies developed by one or more of the Company's present or potential competitors could not render obsolete both present and future products and services of the Company.

           There also can be no assurance that the Company's services will receive or maintain substantial market acceptance. Changes in customer preferences could adversely affect levels of market acceptance of the Company's products and services and the Company's operating results.

           The market that the Company operates in is characterized by competition from new entrants, as well as competition by established participants. Although the Company believes that it will be able to establish and maintain a sizable market niche, there can be no assurance that a competitor with greater financial and human resources than the Company will not enter the Company's market with products and services similar or identical to those of the Company.

           The Company's ability to compete successfully will depend in large part on its ability to protect any proprietary technology it may develop. The Company currently has no patents with respect to its product or service designs or processes, and will attempt to protect its technology by limiting the people with knowledge of its specifications to those with a need to know and by having such persons execute confidentiality agreements. The Company will also rely, to the extent possible, on trade secret law to protect its intellectual property. There can be no assurance, however, that any intellectual property protection or trade secret protection will be sufficient to protect the Company and its business from others seeking to copy or appropriate the Company's proprietary information.

           To establish, maintain or increase the Company's market share position in the business-to- business software solutions marketplace, we will continually need to enhance our current product offerings, introduce new product features and enhancements, and expand our professional service capabilities. We currently compete principally on the basis of the specialized nature of our software solutions and ability to expeditiously install and implement the Company's MODERN COMPUTER software solutions. Our product features and functions facilitate integration with a wide range of operating systems and platforms to insure product quality, ease of use and reliability. The Company believes it competes favorably in all of these areas.

           Our competitors vary in size and in the scope and breadth of the products and services offered. We compete against numerous, smaller, privately-held companies with fewer resources based on breadth of product features and functionality, as well as larger, publicly-held companies with greater resources and having greater product and market diversification.

           Many of our current and potential competitors, both privately-held and publicly-held, have greater financial, technical, marketing and distribution resources than ours. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development and distribution of their products. In addition, because there are relatively low barriers to entry in the software marketplace, we expect additional competition from other established or emerging companies as the business-to-business software solutions marketplace continues to expand. Increased competition is likely to result in pricing pressures, reduced gross margins and loss of market share, any of which could materially adversely affect our business, financial condition and results of operations. We also expect that competition will increase as a result of software industry consolidations. There can be no assurance that we will be able to compete
successfully   against  current  and  future  competitors  or  that  competitive pressures we encounter will not materially adversely affect our business, financial condition and results of operations.

Dependence on Key Customers and Suppliers

           The Company is currently in the development stage and has no material or critical customers, the loss of whom would have an adverse material impact on operations. The Company does not anticipate that it will develop such relationships in the near future.

Government Regulation

           The Company's operations are subject to various federal, state and local requirements which affect businesses generally, such as taxes, postal regulations, labor laws, and environment and zoning regulations and ordinances.

           Although certain aspects of our services may be subject to Regulation E promulgated by the Federal Reserve Board, we believe that most of our services are not subject to Regulation E. Regulation E governs certain electronic funds transfers made by regulated financial institutions and providers of access devices and electronic fund transfer systems. Regulation E requires written receipt for transactions, monthly statements, pre-transaction disclosures and error resolution procedures. There can be no assurance that the Federal Reserve Board will not require all of our services to comply with Regulation E, or revise Regulation E, or adopt new rules and regulations for electronic funds transfers that could result in an increase in our operating costs, reduce the convenience and functionality of our services and products, possibly resulting in reduced market acceptance which would have a material adverse effect on our business, financial condition or operating results.

           We believe that current state and federal regulations concerning electronic commerce do not apply to our current product line. However, there is a move towards taxation of Internet use by several states including the State of Washington. There are some strategic plans under consideration to conduct commerce on the Internet using our core technology. We have an ongoing regulatory compliance program pertaining to transactions utilizing smart card technology and subscribe to industry watch publications that address regulatory issues.

Research and Development

           Currently the dynamic nature of the business-to-business software solutions marketplace places large research and development demands on businesses that desire to remain competitive within the marketplace. Competing with larger firms with substantially greater capital resources, the Company has devoted significant portions of available resources to remain abreast of industry developments and to offer competitive products and services. We anticipate that the Company will continue to commit substantial resources to product development in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Reports to Security Holders

           The Company will send out audited annual reports to its shareholders if required by applicable law. Until such time, the Company does not foresee sending out such reports.

           The Company will make certain filings with the SEC as needed, and any filings the Company makes to the SEC are available and the public may read and copy any materials the Company files with SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at (http://www.sec.gov).

Item 2. Management's Discussion and Analysis or Plan of Operation

           The Company's plan of operations for the next twelve (12) months is for it to further refine its Modern Computer software solution and to develop a marketing and sales strategy (See Part I, Item 1). The Company plans to continually refine its strategy for capitalizing on recent trends within the business-to-business marketplace and to exploit such trends to its advantage. The Company plans to develop new and varied software solutions, concepts and ventures in addition to its current MODERN COMPUTER software solution under development.

           The Company plans believes it can capitalize on the general business-to-business trends of increasing consumer usage and increasing levels of e-commerce transactions through providing the market the Company's MODERN COMPUTER software solutions, which the Company believes will increase efficiencies in the business-to-business marketplace. The Company believes that it is well positioned to profit from such opportunities.

           The Company's business strategy is to complete the development and testing of its MODERN COMPUTER software solutions. The Company believes the ease of use and versatility of its MODERN COMPUTER software solution will differentiate itself among the array of business- to-business options. The Company believes that this differentiation strategy will allow it to carve out a profitable market niche. In addition to the primary revenue stream derived from fees earned through the usage of the Company's MODERN COMPUTER software system, the Company believes that its market niche will allow it to successfully gain business-to-business marketplace recognition which the Company believes will provide additional momentum through the word-of- mouth referral from satisfied business users.

           The Company plans to seek out strategic alliances, joint venture partners, and business partners with other high-technology firms in which shared resources of such could provide enhanced shareholder value. The Company plans to continually scan the environment for such partnering opportunities. Particular attention will be paid to the possibilities of developing international corporate strategic alliances, partnering with successful U.S. technology start-ups, and finding merger and acquisition candidates or counter-parties with firms operating in the U.S. and/or abroad.

Financial Condition, Capital Resources and Liquidity

           At April 30, 2000, the Company had assets totaling $243 and liabilities of $30,400 attributable to accrued professional fees and a creditor's judgment. Since the Company's inception, it has received $68,000 in cash contributed as consideration for the issuance of shares of Common Stock.

           The Company's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities. In August 1997, the Company issued 9,000,000 founders shares of the Company's Common Stock to its sole executive officer and director for the fair value of services rendered on behalf of the Company. These 9,000,000 founders shares were returned to the Company upon the resignation of its sole executive officer and director. In February 1998, the Company issued and sold an aggregate of 1,200,000 shares of Common Stock to Florida, Georgia European residents for cash consideration totaling $12,000. No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. In July 1998, the Company issued and sold an aggregate of 2,800,000 shares of Common Stock to seven foreign investors for cash consideration totaling $56,000. No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its business plan on a limited scale, the Company is not expected to continue in operation without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any. (See Part I, Item 1. "Description of Business"; See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Managers0" and Part I, Item 7. "Certain Relationships and Related Transactions.")

           The ability of the Company to continue as a going concern is dependent upon its ability to obtain clients who will utilize the Company's MODERN COMPUTER software solutions and whether the Company can attract an adequate number of clients. The Company believes that in order to be able to expand its initial operations, it must rent offices in West Palm Beach, Florida, hire clerical staff and acquire through purchase or lease computer and office equipment to maintain accurate financial accounting and client data. The Company believes that there is adequate and affordable rental space available in Florida and sufficiently trained personnel to provide such clerical services at affordable rates. Further, the Company believes that the type of equipment necessary for the operation is readily accessible at competitive rates.

Research and Development Plans

           At this time it is uncertain to what extent research and development in proprietary technologies will occur over the next twelve months. For the next twelve months there is no significant current plan for funding extensive research and development efforts. However, if the Company deems it feasible, it may develop and execute such a plan. There are no current plans to invest in the purchase or sale of plant and significant equipment. The Company also does not at this time foresee any expected significant changes in the number of permanent employees.

Impact of the Year 2000 Issue

           The Year 2000 Issue is the result of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism including date sensitive software which uses only two digits to represent the year, may recognize the date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar activities.

           The Company did not experience a detrimental material impact as a result of the Year 2000 Issue. The Company believes that it will not experience any future detrimental impacts to its business, operations or financial condition since all of the internal software utilized by the Company has been upgraded to support Year 2000 versions.

           The Company believes that it has disclosed all required information relative to Year 2000 issues relating to its business and operations. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse affect on the Company's systems.

Forward-Looking Statements

           This Form 10-SB includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), demand for the Company's products and services, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The Company assumes no obligations to update any such forward-looking statements.

Item 3. Description of Property

           The United States corporate headquarters are located at 222 Lakeview Avenue, Suite 160- 415, West Palm Beach, Florida 33401. This facility is available to the Company on a month to month basis at an annualized rate of $600, for the sole purpose of satisfying state of Florida corporation requirements. In addition, the Company utilizes an office in Canada which is located at 1255 University, Suite 410, Montreal, Quebec H3B 3B6.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

(a)  Security Ownership of Certain Beneficial Owners

           The following shareholding information relates to any person or group who is known to be the beneficial owner of more than five percent of any class of the issuer's voting securities:

-------------------------------------------------------------------------------
  Title of      Name and Address             Amount and                   (1)
   Class        of Beneficial                Nature of Beneficial     Percent of
                Owner                           Owner                  Class
--------------------------------------------------------------------------------
Common Stock    Euran Investments, Inc.(2)     1,200,000                 11.94%
--------------------------------------------------------------------------------
Common Stock    Butin International            1,274,400                 12.68%
--------------------------------------------------------------------------------
Common Stock    Rabinel Trading Corp.          3,500,000                 34.82%
--------------------------------------------------------------------------------
All Beneficial Owners of more than five percent  5,974,400               59.44%

(2) Euran Investments, Inc. is a corporation in which Robert Vivian and Luciano Girlando each hold a 50% ownership position. By virtue of these ownership positions Mr. Vivian and Mr. Girlando effectively control an additional 600,000 shares respectively of the Company.

(b)  Security Ownership of Management

----------------------------------------------------------------------------
  Title of       Name and Address     Amount and                       (1)
   Class         of Beneficial       Nature of Beneficial      Percent of Class
                 Owner                  Owner
------------------------------------------------------------------------------
Common Stock     Robert Vivian        100,000 (2)                      1%
------------------------------------------------------------------------------
Common Stock     Luciano Girlando     150,000 (2)(3)                   1.5%
------------------------------------------------------------------------------
All Executive Officers, Directors     250,000                          2.5%
-------------------------------------

(1) Based upon 10,050,000 shares of the Company's Common Stock issued and outstanding as of July 10, 2000.
(2) Euran Investments, Inc. is a corporation in which Robert Vivian and Luciano Girlando each hold a 50% ownership position. By virtue of these ownership positions Mr. Vivian and Mr. Girlando effectively control an additional 600,000 shares respectively of the Company.
(3) Luciano Girlando, through his relationship as President of Groupimmo, Inc. effectively controls 50,000 shares of the Company's common stock owned by Groupimmo, Inc.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

DIRECTORS AND EXECUTIVE OFFICERS

           The following table sets forth certain information with respect to each of our executive officers and directors. Our directors are generally elected at the annual shareholders' meeting and hold office until the next annual shareholders' meeting or until their successors are elected and qualified. Executive officers are elected by our board of directors and serve at its discretion. Our bylaws authorize the board of directors to be constituted of not less than one and such number as our board of directors may determine by resolution or election. Our board of directors currently consists of four members.

            NAME                   AGE        POSITION
---------------------------        ---        --------
1.   Robert Vivian                 46         President & Director

2.   Luciano Girlando              48         Secretary, Treasurer & Director
------------------------

Family Relationships

           There are no family relationships between or among the executive officer and director of the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934:

           Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the "Commission") initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of Common Stock and other equity securities of the Company on Forms 3, 4 and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, Robert Vivian, Luciano Girlando, Euran Investments, Inc., Butin International and Rabinel Trading Corp. comprise all of the Company's executive officers, directors and greater than 10% beneficial owners of its common Stock, and have complied with Section 16(a) filing requirements applicable to them during the Company's fiscal year ended July 31,1999 up to the 3nd Quarter quarter ended April 30, 2000.

Business Experience

Officers and Directors

The following is a brief description of the business background of our executive officers, and directors:

Robert Vivian       President and Director of Modern Computer Systems, Inc.

Prior to assuming the positions of President of the Company Mr. Vivian was the former President of Biotren Corporation from 1992 until 1998. Biotren Corporation was formed by Mr. Vivian to develop, finance and build a waste management complex for the African market. Prior to forming Biotren Corporation Mr. Vivian was the President of Gestamount Investment, an international real estate company involved in real estate management, construction and financing.

Luciano Girlando     Secretary, Treasurer & Director of Modern Computer Systems,
                     Inc.

Prior to assuming the positions of Secretary, Treasurer and Director for the Company Mr. Girlando was, from 1995 until 2000, the President & Chartered Real Estate Broker for Groupimmo, Inc. A real estate brokerage company. Mr. Girlando's duties at Groupimmo, Inc. entailed the analysis and development of various aspects of real estate brokerage enterprises from negotiating leases, cost management, financing and the negotiation of acquisitions.


Item 6. Executive Compensation:

           At such time as the Company commences operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to its officer for his services. At such time, the Board of Directors may, in its discretion, approve the payment of additional cash or non-cash compensation for services to the Company.

           The  Company  does  not  provide   officers   with   pension,   stock
appreciation rights, long-term incentive or other plans but has the intention of implementing such plans in the future.

Compensation of Directors

           The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

Item 7. Certain Relationships and Related Transactions:

           At the current time, the Company has no provision to issue any additional securities to management, promoters or their respective affiliates or associates. At such time as the Board of Directors adopts an employee stock option or pension plan, any issuance would be in accordance with the terms thereof and proper approval. Although the Company has a very large amount of authorized but unissued Common Stock and Preferred Stock which may be issued without further shareholder approval or notice, the Company intends to reserve such stock for the Rule 506 offerings contemplated to implement continued expansion, for acquisitions and for properly approved employee compensation at such time as such plan is adopted. (See Part I, Item 1. "Description of Business
- (b) Business of Issuer.")

Item 8. Description of Securities.

           The Company is authorized to issue 50,000,000 shares of Common Stock, $0.0001 par value. The issued and outstanding shares of Common Stock being registered hereby are validly issued, fully paid and non-assessable. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine.

           All shares of Common Stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by the stockholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and can only be issued as fully paid and non-assessable shares. Upon liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive a pro rata of the assets of the Company which are legally available for distribution to stockholders.

           Preferred Stock

           The Company is authorized to issue 10,000,000 shares of Preferred Stock, $0.0001 par value. Currently there are no issued and outstanding preferred shares of the Company.


PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Market Information


2000                                  HIGH               LOW
-------                              -------             -----

 December  31, 2000                   N/A                N/A
 September 30, 2000                   N/A                N/A
 June 30, 2000                        N/A                N/A
 March 31, 2000                       1.75               1.25


 1999                                  HIGH               LOW
-------                              -------             -----

 December  31, 1999                   4.50               1.375
 September 30, 1999                   8.25               4.75
 June 30, 1999                        8.25               6.75
 March 31, 1999                       7.35               4.12


1998                                  HIGH               LOW
-------                              -------             -----

 December  31, 1998                   4.25               1.25
 September 30, 1998                   1.50               0.047
 June 30, 1998                        N/A                N/A
 March 31, 1998                       N/A                N/A


1997                                  HIGH               LOW
-------                              -------             -----

 December 31, 1997                    N/A                N/A
 September 30, 1997                   N/A                N/A
      August 15, 1997[Inception

Shareholders

           The approximate number of holders of record of common equity is 35 as of January 2000.

Dividends

           The Company has never declared or paid any cash dividends on its common stock and does not intend to declare any dividends in the foreseeable future.

Item 2. Legal Proceedings

           From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.

1. PR NEWSWIRE ASSOCIATION, INC. vs. MODERN COMPUTER SYSTEMS, Docket No. HUD - L
- 462 - 00, in the Superior Court of New Jersey Law Division: Hudson County. This lawsuit was filed January 19, 2000, seeking payment for the reasonable value of goods and services provided by the Plaintiff to the Defendant during the later part of 1999. A default judgment was rendered by the Superior Court and the Company has accounted for the $13,400 amount as an account payable.

Item 3. Changes in and Disagreements with Accountants.

           Because the Company has been generally inactive since its inception, it has not had independent accountants until the retention of Durland and Company, CPAs, P.A., 340 Royal Palm Way, 3rd Floor, Palm Beach, Florida 33480. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of through the date hereof.


Item 4. Recent Sales of Unregistered Securities.

           In August 1997, the Company issued 9,000,000 founders shares of common stock, $.0001 par value per share (the "Common") to its sole executive officer in exchange for services related to the formation of the Company. The Company relied upon an exemption under Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. Such reliance was based upon the fact that
(i) the issuance of the shares did not involve a public offering and (ii) the sole executive officer is an accredited investor and had full access to the information regarding the Company necessary to make an informed investment decision by virtue of his position as an officer and director of the Company. The offering was made to a Florida resident in the State of Florida. (See Part I, Item 6.
"Executive Compensation)

           In February 1998, the Company sold 1,200,000 shares of Common Stock for cash in the amount of $12,000 to twenty-nine(29) investors: fourteen(14) Georgia residents, four(4) Florida residents and four(4) foreign investors, pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D promulgated thereunder ("Rule 504")and Section 10-5-9(13) of the Georgia Code and Section 517.061(11) of the Florida Code. See
Part I,

Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In December 1997, the Company entered into a share exchange agreement with M. Investments, Inc.'s ("MII") shareholders . The terms of the share exchange agreement by the Company required that 9,000,000 shares of the Company be issued to the shareholders of MII, in exchange for 100% of the issued and outstanding shares MII stock. In addition, on December 1997, at the closing of the above acquisition with MII, the Company by agreement canceled 9,000,000 shares of common stock formerly issued to the Company's sole executive officer. See Part II, Item 4. "Recent Sales of Unregistered Securities." See Part IV.
Item 1. "Index to Exhibits, Material Agreements."; Part I, Item 7. "Certain Relationships and Related Transactions" and Part II, Item 4.
"Recent Sales of Unregistered Securities."

           In July 1998, the Company sold 2,800,000 shares of Common Stock for cash in the amount of $56,000 to seven(7) foreign investors, pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D promulgated thereunder ("Rule 504"). See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In August 1998, the Company entered into a Share Exchange Agreement to acquire all of the issued and outstanding common stock of Interactive Cyber Television Inc. (hereinafter "ICTV"). The Company issued 8,300,000 shares of its common stock to nine(9) foreign investors to acquire ICTV. Simultaneously with the acquisition of ICTV the Company transferred all MII shares acquired in its MII Share Exchange Agreement back to MII's shareholders in exchange for the Company's 9,000,000 shares of Common Stock which the Company exchanged with MII as consideration for all of MII's issued and outstanding shares. The Company returned these 9,000,000 shares of Common Stock to its Treasury. The Company rescinded the ICTV acquisition and Share Exchange Agreement ab initio after determining that the Company would not be able to generate sufficient resources to be able to sustain product development and leverage of the acquisition. Of the 8,300,000 shares of the Company's common stock issued to the aforementioned foreign investors 2,250,000 shares were returned to the Company's treasury.

           The facts relied upon the by the Company to make the federal exemption available include the following: (i) the aggregate offering price for the offering of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment Company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage Company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (iv) the required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission.

           The facts relied upon to make the Georgia Exemption available include the following: (i) the aggregate number of persons purchasing the Company's stock during the 12 month period ending on the date of issuance did not exceed fifteen (15) persons; (ii) neither the offer nor the sale of any of the shares was accomplished by a public solicitation or advertisement; (iii) each certificate contains a legend stating "These securities have been issued or sold in reliance of paragraph (13) of Code Section 10-5-9 of the Georgia Securities Act of 1973 and may not be sold or transferred except in a transaction which is exempt under such act or pursuant to an effective registration under such act"; and (iv) each purchaser executed a statement to the effect that the securities purchased have been purchased for investment purposes. Offerings made pursuant to this section of the Georgia Securities Act have no requirement for an offering memorandum or disclosure document.

           The facts relied upon to make the Florida exemption available include the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of MODERN COMPUTER or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In the regard, the appropriate executive officer of the Company supplied such information and was available for such questioning.

Item 5. Indemnification of Directors and Officers.

           Article XI of the Company's Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

           (a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct is unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

           (b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not, opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

           (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

           (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for purpose.

           (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition or such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

           (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

           (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such a person.

           The Company has no agreements with any of its directors or executive offices providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

           At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.

                                    PART F/S

           The Financial Statements of MODERN COMPUTER required by Item 310 of Regulation SB commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Independent Auditors' Report................................................F-2

Balance Sheets..............................................................F-3

Statements of Operations ...................................................F-4

Statements of Stockholders' Equity (Deficiency).............................F-5

Statements of Cash Flows....................................................F-6

Notes to Financial Statements...............................................F-7

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Modern Computer Systems, Inc.
West Palm Beach, Florida

We have audited the accompanying balance sheets of Modern Computer Systems, Inc., (the Company), a Florida chartered development stage enterprise as of July 31, 1999, and the related statements of operations, stockholders' equity (deficiency) and cash flows for the year and the period August 15, 1997 (inception) through July 31, 1998, then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Modern Computer Systems, Inc. as of July 31, 1999, and the results of its operations and its cash flows for the year and the period from August 15, 1997 (inception) through July 31, 1998, then ended, in conformity with generally accepted accounting principles.




                                                           /s/ Durland & Company
                                                   Durland & Company, CPAs, P.A.
Palm Beach, Florida
July 6, 2000

                          MODERN COMPUTER SYSTEMS, INC.
                        (A Development Stage Enterprise)
                                 Balance Sheets



                                                                                    July 31, 1999              April 30, 2000
                                                                                ----------------------     ----------------------
                                        ASSETS                                                                  (unaudited)
CURRENT ASSETS
   Cash and cash equivalents                                                    $                1,622     $                  243
   Investment in subsidiary held for disposal                                                   36,748                          0
                                                                                ----------------------     ----------------------
      Total Current Assets                                                                      38,370                        243
                                                                                ----------------------     ----------------------

Total Assets                                                                    $               38,370     $243
                                                                                ======================     ======================

                         LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
   Accounts payable                                                             $               28,799     $               28,400
   Reserve for projected loss on disposal of subsidiary                                         39,120                          0
   Short-term loan                                                                                   0                      2,000
                                                                                ----------------------     ----------------------
       Total Current Liabilities                                                                67,919                     30,400
                                                                                ----------------------     ----------------------

Total Liabilities                                                                               67,919                     30,400
                                                                                ----------------------     ----------------------

STOCKHOLDERS' DEFICIENCY
   Preferred stock, $0.0001 par value, authorized 10,000,000
      shares; none issued                                                                            0                          0
   Common stock, $0.0001 par value, authorized 50,000,000
      shares; issued and outstanding 12,300,000 and
      10,050,000, respectively                                                                   1,230                      1,005
   Additional paid-in capital                                                                   92,708                     92,933
   Deficit accumulated during the development stage                                           (123,487)                  (124,095)
                                                                                ----------------------     ----------------------
      Total Stockholders' Deficiency                                                           (29,549)                   (30,157)
                                                                                ----------------------     ----------------------

Total Liabilities and Stockholders' Deficiency                                  $               38,370     $                  243
                                                                                ======================     ======================










                 The accompanying notes are an integral part of
                          these financial statements.

                          MODERN COMPUTER SYSTEMS, INC.
                        (A Development Stage Enterprise)
                            Statements of Operations




                                                                  Period from                                      Period from
                                                                August 15, 1997                                   August 15, 1997
                                                                  (Inception)                                      (Inception)
                                             Year Ended           through              Nine Months Ended             through
                                              July 31,           July 31,                  April 30,                April 30,
                                                1999               1998               2000            1999            2000
                                          -----------------   -----------------   -------------- -------------   ---------------
                                                                                    (unaudited)    (unaudited)    (unaudited)
                       REVENUE
Total revenue                             $               0   $               0   $            0 $           0   $             0

                      EXPENSES
Operating expenses                                   32,093              13,084            2,980         4,108            48,157
Consulting fees - related party                           0                 900                0             0               900
                                          -----------------   -----------------   -------------- -------------   ---------------

        Total expenses                               32,093              13,984            2,980         4,108            49,057
                                          -----------------   -----------------   -------------- -------------   ---------------

Net loss from continuing operations                 (32,093)            (13,984)          (2,980)       (4,108)          (49,057)
Recovery of estimated loss on disposal                    0                   0            2,372             0             2,372
Estimated loss on disposal of subsidiary            (39,120)            (38,290)               0       (39,120)          (77,410)
                                          -----------------   -----------------   -------------- -------------   ---------------

Net loss                                  $         (71,213)  $         (52,274)  $         (608)$     (43,228)  $      (124,095)
                                          =================   =================   ============== =============   ===============

Basic net loss per share                  $           (0.01)  $             (0.01)$       (0.01) $       (0.01)
                                          =================   =================   ============== =============

Weighted average number of shares
outstanding                                      12,484,110           9,619,429       11,979,745    12,546,154
                                          =================   =================   ============== =============







                 The accompanying notes are an integral part of
                          these financial statements.

                          MODERN COMPUTER SYSTEMS, INC.
                        (A Development Stage Enterprise)
                 Statement of Stockholders' Equity (Deficiency)



                                                                                                       Deficit
                                                                                                     Accumulated
                                              Shares of                            Additional         During the         Total
                                              Common              Common          Paid-in          Development        Stockholders'
                                              Stock               Stock           Capital             Stage             Equity
                                            --------------    --------------    -------------    -------------     ---------------
BEGINNING BALANCE, (Inception)                           0    $            0    $           0    $             0     $          0
August 15, 1997

8/97 - services                                  9,000,000               900                0                  0              900
12/97 - shares contributed                      (9,000,000)             (900)             900                  0                0
12/97 - acquisition                              9,000,000               900           37,390                  0           38,290
2nd qtr. 1998 - cash                             1,200,000               120           11,880                  0           12,000
7/98 - cash ($0.02)                              2,800,000               280           55,720                  0           56,000

Net loss                                                 0                 0                0            (52,274)         (52,274)
                                            --------------    --------------    -------------    ---------------     ------------

BALANCE, July 31, 1998                          13,000,000             1,300          105,890            (52,274)          54,916

11/98 - divestiture                             (9,000,000)             (900)             900                  0                0
11/98 - acquisition                              8,300,000               830          (14,082)                 0          (13,252)

Net loss                                                 0                 0                0            (71,213)         (71,213)
                                            --------------    --------------    -------------    ---------------     ------------

BALANCE, July 31, 1999                          12,300,000             1,230           92,708           (123,487)         (29,549)

3/00 - divestiture                              (2,250,000)             (225)             225                  0                0

Net loss                                                 0                 0                0               (608)            (608)
                                            --------------    --------------    -------------    ---------------     ------------

ENDING BALANCE, April 30, 2000
(unaudited)                                     10,050,000    $        1,005    $      92,933    $      (124,095)    $    (30,157)
                                            ==============    ==============    =============    ===============     ============






                 The accompanying notes are an integral part of
                          these financial statements.

                          MODERN COMPUTER SYSTEMS, INC.
                        (A Development Stage Enterprise)
                            Statements of Cash Flows



                                                                            Period from                                Period from
                                                                         August 15, 1997                             August 15,1997
                                                                           (Inception)                                (Inception)
                                                           Year Ended       through           Nine Months Ended        through
                                                            July 31,        July 31,               April 30,           April 30,
                                                              1999            1998            2000         1999          2000
                                                        --------------  ---------------  ------------ ------------  -------------
                                                                                          (unaudited)   (unaudited)  (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                              $      (71,213) $       (52,274) $       (608)$    (43,228) $    (124,095)
Adjustment to reconcile net loss to net cash used for
operating activities:
    Stock issued for services                                        0              900             0            0            900
    Estimated loss on disposal of subsidiary                    39,120           38,290             0       39,120         77,410
    Recovery of estimated loss on disposal                           0                0        (2,372)           0         (2,372)
Changes in operating assets and liabilities:
    Increase (decrease) in accounts payable                     23,799            5,000          (399)           0         28,400
                                                        --------------  ---------------  ------------ ------------  -------------

Net cash used for operating activities                          (8,294)          (8,084)       (3,379)      (4,108)       (19,757)
                                                        --------------  ---------------  ------------ ------------  -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Increase in loan receivable                                (50,000)               0             0      (50,000)       (50,000)
                                                        --------------  ---------------  ------------ ------------  -------------

Net cash used by investing activities                          (50,000)               0             0      (50,000)       (50,000)
                                                        --------------  ---------------  ------------ ------------  -------------

CASH FLOWS FROM FINANCING
ACTIVITIES:
    Proceeds of short-term loan                                      0                0         2,000            0          2,000
    Common stock issued for cash                                     0           68,000             0            0         68,000
                                                        --------------  ---------------  ------------ ------------  -------------

Net cash provided by financing activities                            0           68,000         2,000            0         70,000
                                                        --------------  ---------------  ------------ ------------  -------------

Increase (decrease) in cash                                    (58,294)          59,916        (1,379)     (54,108)           243

CASH, beginning of period                                       59,916                0         1,622       59,916              0
                                                        --------------  ---------------  ------------ ------------  -------------

CASH, end of period                                     $        1,622  $        59,916  $        243 $      5,808  $         243
                                                        ==============  ===============  ============ ============  =============

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION:
Non-cash investing and financing activities:
    Subsidiary acquired for stock                       $      (14,082) $        37,390  $          0 $    (14,082) $      23,308
                                                        ==============  ===============  ============ ============  =============
    Subsidiary divested for stock                       $      (37,390) $             0  $     14,082 $    (37,390) $     (23,308)
                                                        ==============  ===============  ============ ============  =============








                 The accompanying notes are an integral part of
                          these financial statements.

                          MODERN COMPUTER SYSTEMS, INC.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements

               (Information with respect to the nine months ended
                     April 30, 2000 and 1999 is unaudited)


(1) Summary of Significant Accounting Policies
The Company.  Modern Computer Systems, Inc.(the Company), is a Florida chartered development stage enterprise which conducts business from its head-quarters in West Palm Beach, Florida. It was incorporated on August 15, 1997. The Company is a development stage enterprise intending to enter a computer-related field. The following summarize the more significant accounting and reporting policies and practices of the
           Company:

           a) Significant acquisitions and divestitures The Company entered into a share exchange agreement with the shareholder of M Investments, Inc. on December 31, 1997. The Company exchanged 9,000,000 shares of common stock for 100% of the issued and outstanding common stock of M Investments, Inc. The Company divested M Investments on November 4, 1998 in exchange for the 9,000,000 it had previously issued, and recorded a loss of $38,290.

           The Company entered into a share exchange agreement with the stockholders of IC Television, Inc., a Canadian corporation, on November 4, 1998. The Company issued 8,300,000 shares of common stock for 100% of the issued and outstanding common stock of ICTV. The Company divested ICTV on March 21, 2000 in exchange for 2,250,000 of the shares it had issued in the acquisition, and recorded a loss of $36,748.

           At the time of acquisition of M Investments and ICTV, the acquisitions were expected to be treated as reverse mergers and, therefore, were recorded on the Company's books as recapitalizations of the underlying subsidiaries. The assets, liabilities and results of operations of these subsidiaries are not reflected in the accompanying financial statements, as the Company believes that such presentation could be materially misleading to any potential readers of the financial statements.

           b)   Start-up   costs  Costs  of   start-up   activities,   including
           organization costs are expensed as incurred, in accordance with Statement of Position, (SOP), 98-5.

           c) Net loss per share Basic is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

           d) Use of estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

           e) Interim financial information The financial statements for the nine months ended April 30, 2000 and 1999 are unaudited and include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. The results for the nine months are not indicative of a full year results.

(2) Income Taxes The Company has a net operating loss carry-forward amounting to $124,100 through April 30, 2000, which expires $52,300 in 2013, $71,200 in 2019 and $600 in 2020. The amount recorded as deferred tax assets as of July 31, 1999 and April 30, 2000 are approximately $18,500 and $18,600, respectively, which represents the amount of tax benefit of the loss carry-forward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

                  MODERN COMPUTER SYSTEMS, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements


(3) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.0001 par value common stock and 10,000,000 shares of $0.0001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. At July 31, 1999 and April 30, 2000, there were 12,300,000 and 0 and
           10,050,000 and 0 common and preferred shares outstanding, respectively. 9,000,000 shares of common stock were issued on August 15, 1997 to the founder of the Company for services valued at $900. On December 31, 1997, those shares were contributed back to the Company. On December 31, 1997, the Company issued 9,000,000 shares of common stock for the acquisition of M Investments. In March 1998, the Company issued 1,200,000 shares of common stock for $12,000 in cash. In July 1998, the Company issued 2,800,000 shares of common stock for $56,000 in cash. On November 4, 1998, the Company divested M Investments in exchange for the 9,000,000 shares of common stock it had issued in the acquisition. On November 4, 1998, the Company issued 8,300,000 shares of common stock to acquire ICTV. In March 2000, the Company divested ICTV in exchange for 2,250,000 shares of the common stock it had issued in the acquisition.

(4) Going Concern The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern, as reflected by the net loss of $124,100 accumulated from August 15, 1997 (inception) through April 30, 2000. The ability of the Company to continue as a going concern is dependent upon commencement of operations, developing sales, and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking additional capital to allow it to begin its planned operations.

(5) Legal Proceedings In April 2000, a creditor was granted a default judgment in the amount of approximately $13,400, for services rendered near the end of fiscal 1999. This amount is reflected in accounts payable.

Part III

Item 1.   Index to Exhibits

3(i).1 Articles of Incorporation of MODERN COMPUTER SYSTEMS, INC., effective August 15, 1997.

3(ii).1   Bylaws of MODERN COMPUTER SYSTEMS, INC., August 15, 1997.

27.1      Financial Data Schedule

                                   SIGNATURES
                                   ----------

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      MODERN COMPUTER, INC.
                                       (Registrant)

Date: July 11, 2000                   By:   /s/ Robert Vivian
                                         --------------------
                                        Robert Vivian, President

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


 Date                        Signature                     Title
 ----                          ---------                    ----


July 11, 2000       By:     /s/ Robert Vivian              President & Director
                          -------------------------
                                Robert Vivian



July 11, 2000       By:     /s/ Luciano Girlando           Secretary & Director
                          -------------------------
                                 Luciano Girlando